UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB NUMBER. . . . 3235-0058
Washington, D.C. 20549	Expires: . . . . . . August 31, 2015
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FORM 12b-25	SEC FILE NUMBER

CUSPID NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:	3/31/2014
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Genco Shipping & Trading Limited
Full Name of Registrant

N/A
Former Name if Applicable

299 Park Avenue, 12th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10171
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)       The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Genco Shipping & Trading Limited (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 in a timely manner.  As discussed in the Current Report on Form 8-K filed by the Company on April 21, 2014, the Company and its subsidiaries other than Baltic Trading Limited and its subsidiaries filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for

Genco Shipping & Trading Limited
Form 12b-25
May 12, 2014

the Southern District of New York.  Due to the demands associated with the Chapter 11 Cases and related activities, despite diligent efforts, the Company has been unable to complete the preparation, review, and filing of its Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort and expense.  The Company anticipates filing its Quarterly Report within the additional time provided by the filing.

Cautionary Note Regarding Forward Looking Statements

This Form 12b-25 contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. Forward-looking statements are subject to various known and unknown risks and uncertainties and we caution you that any forward-looking information provided by us or on our behalf is not a guarantee of future performance. Our actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond our control, including, but not limited to, the outcome of the Chapter 11 Cases and those other uncertainties and risk factors detailed from time to time in reports filed by us with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2013 and our subsequent reports on Form 8-K.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John C. Wobensmith	(646)	443-8550
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒          No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒         No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report the following results of operations for the quarterly period ended March 31, 2014:  voyage revenues are expected to increase to approximately $63.2 million for the three months ended March 31, 2014 compared to $39.7 million for the prior year period.  The Company expects its net loss for the three months ended March 31, 2014 to be approximately $42.2 million compared to a net loss of $52.0 million for the prior year period.

Voyage expenses are expected to increase to approximately $2.0 million for the three months ended March 31, 2014 compared to $1.3 million for the prior year period.  Vessel operating expenses are expected to increase to approximately $31.2 million for the three months ended March 31, 2014 compared to $27.1 million for the prior year period. For the three months ended March 31, 2014, the Company expects to report an operating loss of approximately $20.8 million compared to an operating loss of $30.5 million for the prior year period.

The foregoing information is based on the Company’s preliminary estimates of its results of operations for the quarterly period ended March 31, 2014 and anticipated changes from the prior year period. The Company’s estimates are subject to change, and actual results may differ significantly from these estimates.

Genco Shipping & Trading Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2014	By	/s/ John C. Wobensmith

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).